Exhibit 10

Consent of Vincent Nadeau-Benoit

I hereby consent to the use of my name, the references to the reports titled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada” with an effective date of December 31, 2024 and “NI 43-101 Technical Report, New Afton Mine, British Columbia, Canada” with an effective date of December 31, 2024 and in each case the information derived therefrom, and the inclusion of the information reviewed and approved by me relating to the New Afton Mine and Rainy River Mine Mineral Resources for the year ended December 31, 2024 in (i) the Annual Report on Form 40-F for the year ended December 31, 2024 of New Gold Inc. (the “Company”) and (ii) the Registration Statement on Form F-10 on the Company (File No. 333-279369).

Signed this 24th day of February, 2025

Yours truly,

/s/ Vincent Nadeau-Benoit
Name:	Vincent Nadeau-Benoit
P.Geo.